INTERCONTINENTAL RESOURCES, INC.
             9454 Wilshire Blvd., Suite 301, Beverly Hills, CA 90212
                       Tel: 310-887-4416 Fax: 310-887-4417


March 5, 2007
                                                                 Via EDGAR

Regina Balderas
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

            Re: Form 10-KSB for December 31, 2005, Form 10-QSB for March 31, 2006 Form 10-QSB for June 30, 2006 File No. 000-28481

Dear Ms. Balderas:

We are in receipt of the Staff's letter dated February 14, 2006, and have addressed those comments in the attached amended filings, submitted for informal review.

Today we filed on EDGAR our 2nd Amended Annual Report of Form 10-KSB for the period ended December 31, 2005. This letter explains the revisions we made in response to your comments. Our responses are numbered to correspond to the paragraph numbers in your comment letter.

You will note that we have corrected errors in the item numbering on the original filing, so that organization of the document corresponds to the current version of Form 10-KSB.


COMMENT No. 1:

The duplicate heading has been deleted.


COMMENT No. 2:

The two Balance Sheet line items have been renamed (page 14).


COMMENT No. 3:

The suggested changes have been made to the Cash flow Statement (page 20).


COMMENT No. 4:

The correction was made to the amounts carried forward under the Related Party Transactions note (page 26).


Comment No. 5:

The stock-for-services information in Note 8 has been harmonized to the Cash Flows statement (page 31).


Comment No. 6:

We have reverted to the language used in our 1st amended 10-KSB (page 32).


Comment No. 7:

The Exhibit 31 certification has been further revised as suggested (Exhibit 31).



Please feel free to call on me at (310) 887-4416 for any further information or clarification.

Kindest regards,


/s/ Matthew Markin
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President, Chief Executive Officer,
Acting Chief Financial Officer